SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                         Commission File Number 0-25660

                           NOTIFICATION OF LATE FILING

(Check One):[] Form 10-K [] Form 11-K [] Form 20-F [X]Form 10-QSB [] Form N-SAR

For Period Ended:                   February 28, 1999

         [ ] Transition Report on Form 10-K  [ ]Transition Report on Form 10-Q
         [ ] Transition Report on Form 10-F  [ ]Transition Report on Form N-SAR
         [ ] Transition Report on Form 11-K

For the Transition Period Ended: ______________________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________

                         Part I. Registrant Information

Full name of registrant:            Halstead Energy Corp.

Former name if applicable:

Address of principal executive office (Street and number):  33 Hubbells Drive

City, State and Zip Code:    Mt. Kisco, New York 10549


                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c) The accountant's statement or other exhibit required by Rule
         12b-25 (c) has been attached if applicable.

                               Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     Registrant represents that the Form 10-QSB for the fiscal quarter ended February 28, 1999 could not be filed on a timely basis as a result of the following: On March 22, 1999, Infinity Investors Limited, a creditor and shareholder of Halstead Energy Corp., filed a Motion for Ex Parte Appointment of Receiver against Halstead Energy Corp., et al with the Second Judicial District Court of the State of Nevada. The motion was granted on March 23, 1999. Thereafter, the Receiver commenced exercising possession, custody and control over not only the Registrant's property, but also the property of Halstead Quinn Propane, Inc. ("HQ"), a wholly-owned operating subsidiary of the Registrant. On March 26,1999, HQ was granted a temporary restraining order enjoining and restraining the Receiver from exercising possession, custody or control over HQ's property, its business and its operations (reference is made to the Registrant's Form 8-K filed on April 12, 1999). As a result of the foregoing, the Registrant has been delayed in preparing the subject Form 10-QSB on a timely basis.

                           Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification

        Claire E. Tarricone                    (914) 666-3200 Ext. 117
_______________________________________________________________________________
           (Name)                          (Area Code)     (Telephone number)


(2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                               [X]  Yes           [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.
                                               [ ]  Yes           [X] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                    Halstead Energy Corp.
                              (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date     April 15, 1999                              By
                                                     Name:   Claire E. Tarricone
                                                     Title:     President